MGT CAPITAL INVESTMENTS, INC.

150 FAYETTEVILLE STREET, SUITE 1110

RALEIGH, NC 27601

August 5, 2021

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:	MGT Capital Investments, Inc.
Registration Statement on Form S-1
File No. 333-258273

Ladies and Gentlemen:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, MGT Capital Investments, Inc. is hereby requesting that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 9:30 a.m. on August 9, 2021, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Brian Bernstein, our legal counsel at (561) 471-3516.

Very truly yours,

/s/ Robert B. Ladd
Robert B. Ladd
Chief Executive Officer

cc:

Brian S. Bernstein, Esq.

Michael D. Harris, Esq.